Exhibit 99.40

May 21, 2025	News Release
OceanaGold Releases 2024 Sustainability Report
(VANCOUVER, BC) OceanaGold Corporation (TSX: OGC, OTCQX: OCANF) ("OceanaGold" or the "Company") is pleased to publish its annual Sustainability Report and related documents for the year ended December 31, 2024.
Gerard Bond, President and CEO of OceanaGold, said “We made good progress on our sustainability commitments in 2024, consistent with our Purpose of mining gold for a better future. Operating safely and responsibly is a strategic imperative for OceanaGold, as we know that a comprehensive, integrated and company-wide approach to sustainability is fundamental to creating and protecting value for all our stakeholders.”
Megan Saussey, Chief Sustainability Officer of OceanaGold, said “2024 was a year of implementation of our updated three-year Sustainability Strategy, with a focus on strengthening our core responsible business practices and maintaining consistent performance across the business.”
2024 Sustainability Performance Outcomes:
•Maintained an MSCI “AA” and “Leader” rating.
•Commenced implementation of our updated three-year Sustainability Strategy.
•Developed and progressed Safety Improvement Plans and embedded the investigation learnings across all sites following two fatalities during the year.
•Achieved an 80% employee engagement score for our 2024 Culture Survey results, exceeding the global mining and metals benchmark by 8%, demonstrating a strong level of connection to, and satisfaction with, working at OceanaGold.
•Maintained our track record of zero material environmental incidents.
•Completed over 100ha of progressive rehabilitation of disturbed mine land to the agreed end use; over 30% more land than what was disturbed in the year.
•Conducted approximately 250 facilitated engagements with Iwi groups (Māori Peoples) who have indicated an interest in the Waihi North Project in New Zealand.
•Spent over US$193 million with local suppliers, paid US$125 million in taxes and royalties to host Governments, and contributed US$11 million to social investments and community partnerships.
•Completed portfolio-level climate change transition and physical climate scenario and risk analysis.
•Met 70% of our Company-wide water needs through re-used or recycled water.

www.oceanagold.com

Links to OceanaGold’s Sustainability-related Reports
•2024 Sustainability Report available here.
•2024 Interactive ESG Data available here.
•2024 Basis of Preparation and Reporting Indexes available here.
•2024 RGMP Implementation and Conformance Report available here.
•2024 Conflict-Free Gold Statement available here.
•2024 Modern Slavery Statement available here.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United States of America; Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.
For further information please contact:
Investor Relations:
Haley Mayers, VP, Investor Relations
Tel: +1 604 678 4097
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604 235 0742
ir@oceanagold.com
Media Relations:
Louise Burgess, Director, Communications
Tel: 1 (604) 403-2019
media@oceanagold.com
2
www.oceanagold.com